UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

CRH MEDICAL CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia	3841	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 578 - 999 Canada Place
World Trade Center
Vancouver, BC  V6C 3E1

(604) 633-1440

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares without par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ☐                                                    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                                                    No  ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                                                    No  ☐

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 40-F (the “Registration Statement”) contains forward-looking statements concerning profitability; growth strategies; anticipated trends in the Registrant’s industry; the Registrant’s future financing plans; the Registrant’s anticipated needs for working capital; numbers of patient procedures performed annually; anticipated benefits of the Registrant’s acquisition of Gastroenterology Anesthesia Associates, LLC (the “GAA Acquisition”) and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of the Registrant’s products and services, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to the Registrant’s products, services, timelines, strategic plans, including the Registrant’s plans and expectations relating to the CRH O’Regan System, the Registrant’s anesthesiology operations, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in the Registrant’s industry; the Registrant’s future financing plans; the Registrant’s anticipated needs for working capital; numbers of patient procedures performed annually; and anticipated benefits of the GAA Acquisition. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this Registration Statement will in fact occur. The Registrant bases its forward-looking statements on information currently available to it, and the Registrant disclaims any intent or obligation to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those contained in the Registrant’s Annual Information Form for the year ended December 31, 2014, included as Exhibit 99.1 hereto and the Registrant’s final short form prospectus, dated March 18, 2015, included as Exhibit 99.35 hereto.

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s financial statements for the periods ended December 31, 2014 and December 31, 2013, included as Exhibits 99.2 and 99.5 attached to this Registration Statement, are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

IFRS differ in some significant respects from United States GAAP, and thus the Registrant’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and United States GAAP might be material to the financial information presented in this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2014:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	$6,051,213	$6,051,213	$—	$—	$—
Employee benefits	105,930	105,930	—	—	—
Current tax liabilities	193,612	193,612	—	—	—
Short-term advances	262,482	262,482	—	—	—
Notes payable	67,540,450	9,064,017	35,193,308	23,283,125	—
Total	$74,153,687	$15,677,254	$35,193,308	$23,283,125	$—

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.                                    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.                                    Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

CRH MEDICAL CORPORATION

	By:	/s/ Richard Bear
Date: August 17, 2015	Name: Richard Bear
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Document

Annual Information
99.1	Annual Information Form for the Registrant for the year ended December 31, 2014
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2014
99.3	Management’s Discussion and Analysis for the year ended December 31, 2014
99.4	Annual Information Form for the Registrant for the year ended December 31, 2013
99.5	Audited Consolidated Financial Statements for the year ended December 31, 2013
99.6	Management’s Discussion and Analysis for the year ended December 31, 2013

Quarterly Information
99.7	Interim Consolidated Financial Statements for the three and six months ended June 30, 2015
99.8	Management’s Discussion and Analysis for the three and six months ended June 30, 2015
99.9	Interim Consolidated Financial Statements for the three months ended March 31, 2015
99.10	Management’s Discussion and Analysis for the three months ended March 31, 2015
99.11	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2014
99.12	Management’s Discussion and Analysis for the three and nine months ended September 30, 2014
99.13	Interim Consolidated Financial Statements for the three and six months ended June 30, 2014
99.14	Management’s Discussion and Analysis for the three and six months ended June 30, 2014
99.15	Interim Consolidated Financial Statements for the three months ended March 31, 2014
99.16	Management’s Discussion and Analysis for the three months ended March 31, 2014

Shareholder Meeting Materials
99.17	Management Information Circular, dated March 31, 2015, with respect to the Annual Meeting to be held on April 30, 2015
99.18	Management Information Circular, dated May 16, 2014, with respect to the Annual Meeting to be held on June 19, 2014

News Releases
99.19	News Release, dated April 30, 2015
99.20	News Release, dated June 20, 2014

Material Change Reports and Business Acquisition Reports
99.21	Material Change Report, dated March 25, 2015
99.22	Material Change Report, dated March 6, 2015
99.23	Business Acquisition Report, dated February 13, 2015, relating to the acquisition of Gastroenterology Anesthesia Associates, LLC
99.24	Material Change Report, dated December 5, 2014

Certifications
99.25	Form 52-109F2, Certification of Interim Filings (CEO), dated July 30, 2015
99.26	Form 52-109F2, Certification of Interim Filings (CFO), dated July 30, 2015
99.27	Form 52-109F2, Certification of Interim Filings (CEO), dated April 29, 2015
99.28	Form 52-109F2, Certification of Interim Filings (CFO), dated April 29, 2015
99.29	Form 52-109F1, Certification of Annual Filings (CEO), dated March 3, 2015
99.30	Form 52-109F1, Certification of Annual Filings (CFO), dated March 3, 2015
99.31	Form 52-109F2, Certification of Interim Filings (CEO), dated October 28, 2014

99.32	Form 52-109F2, Certification of Interim Filings (CFO), dated October 28, 2014
99.33	Form 52-109F2, Certification of Interim Filings (CEO), dated July 31, 2014
99.34	Form 52-109F2, Certification of Interim Filings (CFO), dated July 31, 2014
99.35	Form 52-109F2, Certification of Interim Filings (CEO), dated April 24, 2014
99.36	Form 52-109F2, Certification of Interim Filings (CFO), dated April 24, 2014
99.37	Form 52-109F1, Certification of Annual Filings (CEO), dated March 28, 2014
99.38	Form 52-109F1, Certification of Annual Filings (CFO), dated March 28, 2014

Other Material Documents
99.39	Final Short Form Prospectus, dated March 18, 2015
99.40	Preliminary Short Form Prospectus, dated March 11, 2015
99.41	Underwriting Agreement, dated March 11, 2015, between the Registrant and Clarus Securities Inc., Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited and Beacon Securities Limited
99.42	Indicative Term Sheet, dated March 6, 2015
99.43	Loan Agreement, dated December 1, 2014, between the Registrant and Bloom Burton Healthcare Structured Lending Fund II
99.44	Membership Interest Purchase Agreement, dated December 1, 2014, between Gastroenterology Anesthesia Associates, LLC and certain redacted parties
99.45	Agreement for Purchase and Sale of Assets, dated December 1, 2014, between Gastroenterology Anesthesia Associates, LLC and certain redacted parties
99.46	Credit Agreement, dated December 1, 2014, between the Registrant and Knight Therapeutics Inc.
99.47	Credit Agreement, dated December 1, 2014, between the Registrant, Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP

Consents
99.48	Consent of KPMG LLP